yw

18006491

SEC Mail Processing Section

MAR 05 2018

Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USCA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4444 Westheimer, Suite G500
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Arnold, FINOP — 713-343-7174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Foster of Texas, P.C.
(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Suite 2600	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, Patrick Mendenhall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USCA Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA S TRIEGLAFF
My Commission Expires
January 28, 2019

Signature

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USCA Securities LLC

Contents

Report of Independent Registered Public Accounting Firm	1
Oath or Affirmation	2
Financial Statements	
Statement of Financial Condition	4
Notes to Financial Statements	5

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
USCA Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USCA Securities LLC ("the Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC, as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of USCA Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of USCA Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USCA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as USCA Securities LLC's auditor since 2013.

Houston, Texas

February 28, 2018

Financial Statements

USCA Securities LLC

Statement of Financial Condition

December 31,		**2017**
Assets		
Cash and cash equivalents	$	3,633,512
Deposit with clearing organization		100,042
Receivable from clearing organization		1,004,303
Accounts receivable		678,247
Investments at cost		634,347
Other assets		282,728
Total assets	$	6,333,179
Liabilities and Member's Equity		
Liabilities:		
Payable to clearing organization	$	50,929
Accounts payable and accrued expenses		2,700,864
Total liabilities		2,751,793
Commitments and contingencies		-
Member's equity		3,581,386
Total liabilities and member's equity	$	6,333,179

See accompanying notes to financial statements.

1. Organization and Nature of Business

USCA Securities LLC (the "Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC ("USCA"), was organized in December 1999 in the State of Delaware, and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's commissions are collected by National Financial Services, LLC as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company at least monthly. Institutional Client group fees related to research are billed and accrued monthly as services are provided. Placement fees and investment banking fees are accrued as earned on a transactional basis in accordance with each individual agreement. All other types of revenue are recognized as earned.

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Accounts Receivable - Accounts receivable are stated at the amount billed to customers. Management's judgment as to the level of probable losses on existing accounts receivable involves the consideration of current economic conditions, examinations of customers' credit worthiness, and evaluation of existing relationships. When it is determined that an accounts receivable may not be collectible, an allowance for doubtful accounts is established. As of December 31, 2017, all accounts receivable are deemed to be collectible so no allowance for doubtful accounts has been provided.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the

principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Money market funds are recorded at fair value based on the market approach using level 1 inputs. At December 31, 2017, money market funds totaling approximately $411,303 are recorded in cash and cash equivalents.

Investment at Cost - The Company has a partnership interest valued at $250,000 in Park Energy Services LLC which was received in exchange for services and is measured at cost as fair value is not practical to be estimated. The Company also received an interest valued at $384,347 in LL&B Headwater LP as the final payment of merchant banking fee and is measured at cost as fair value is not practical to be estimated. On November 24, 2014, the agreement with LL&B II Headwater LP was modified whereby in settlement of amounts owed totaling approximately $1.3 million, the Company is to receive a fee of 9.163% of; a) all distributions of any kind, cash or property b) consideration received by the Company in connection with a sale, transfer, redemption or other disposition of Series A Units by the Company and c) any cash, securities or other property exchanged or receivable in respect of the outstanding Series A Units. Under GAAP, these payments are considered to be contingent payments and are required to be recorded in the period received. Accordingly, management recorded a valuation allowance against the amount previously recorded and will recognize the payments as income in the period received.

Income Taxes - As a limited liability company, the earnings and losses of the Company pass through to its members' individual tax returns; therefore, no federal income tax provision or benefit has been included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. Accordingly, if such examinations result in changes in the profits or losses, the tax liability of the members could change.

The Company files a consolidated Texas margin tax return with USCA. Accordingly, a provision for the Company's allocated portion of Texas margin tax of $59,266 has been recorded in general and administrative expenses for the year ended December 31, 2017.

The accounting records of the Company are maintained on the accrual basis of accounting in accordance with GAAP. Net income reflected in the accompanying statement of operations and changes in member's equity differ from amounts reported in the federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes.

The Company recognizes the impact from an uncertain tax position only if that position is "more-likely-than-not" of being sustained upon examination by the taxing authority based on the technical merits of the position. However, should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the members for such adjustments. The Company will account for interest and penalties relating to uncertain tax provisions in the current period statement of operations, as necessary.

Recent Accounting Pronouncements:

Revenue Recognition - In May 2014, FASB issued an accounting standards update on a comprehensive new revenue recognition standard, Accounting Standards Codification ("ASC") 606, Contracts with Customers that will supersede ASC 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, for public entities. The Company adopted the standard as of January 1, 2018. The Company does not believe that the adoption will have a material effect on the presentation and recognition of revenue in the future.

Leases - In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2017, the Company had

net capital of $2,000,342 which was $1,816,889 in excess of its required net capital of $183,453. The Company's percentage of aggregate indebtedness relative to net capital was 137.57%.

4. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

5. Related Parties

Effective June 1, 2015, the Company and USCA entered into a Joint Employment Agreement designating USCA as the common paymaster which allows for reimbursement to USCA by the Company for specific employee salaries, commissions and benefits for work performed on behalf of the Company. In addition, the Company and USCA have an Expense Sharing Agreement for the purpose of delineating the shared services, facilities, and related expenses in the normal course of business. These expenses are reported in the Statement of Operations. Actual results could differ from those reported in the absence of this arrangement. Accordingly, USCA provides sufficient capital for the Company to operate. USCA or the Company may terminate this agreement by providing thirty days notice to the other. During the year ended December 31, 2017, the Company recognized management fee expense of $1,448,248. As of December 31, 2017, accounts payable to USCA and other affiliated entities is $1,419,902, which are reimbursement of general expenses in normal daily operations, and recorded with accounts payable and accrued expenses in the statement of financial condition.

6. Line of Credit

In January 2014, the Company entered into a revolving note and cash subordination agreement with a bank, which allows for total advances up to $1,000,000. Accrued and unpaid interest on the advances is payable monthly at a prime rate in effect from day to day plus 3.00%. This line

was renewed in January 2015 to allow advances through January 2016 and extended the maturity through January 2017 at the same interest rate. The Company amended the note and agreements in June 2017 with the bank, to allow for total advances up to $1,000,000 for underwriting purposes through June 2018 and extended the maturity through June 2019 at the same interest rate. As of December 31, 2017 there was no balance outstanding on the revolving note.

7. Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated.

8. Subsequent Event

Management has evaluated subsequent events through February 28, 2018 which is the date that the financial statements were available for issuance, and has determined that there are no events to be reported.

USCA Securities LLC
(A Wholly Owned Subsidiary of U.S. Capital Advisors LLC)

Financial Statements
For the Year Ended December 31, 2017

USCA Securities LLC
(A Wholly Owned Subsidiary of U.S. Capital Advisors LLC)

Financial Statements
For the Year Ended December 31, 2017